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                                            Filed by Kana Communications, Inc.
             pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                   Securities Exchange Act of 1934, as amended

                                      Subject Company:  Silknet Software, Inc.
                                                    Registration No. 333-32428

ON APRIL 19, 2000, KANA COMMUNICATIONS, INC., A DELAWARE CORPORATION, ISSUED THE FOLLOWING PRESS RELEASE:

                     Kana Completes Merger with Silknet

Redwood City, Calif., April 19, 2000 - Kana Communications, Inc. (www.kana.com),
                                                                  -------------
a leading provider of a comprehensive suite of integrated e-business solutions, today announced it has completed the acquisition of Silknet Software of Manchester, NH.

On February 7, 2000, Kana announced a definitive agreement to acquire Silknet Software. The combination of Kana's online customer communications solutions and Silknet's customer-centric e-business applications and systems will result in a Web-architected e-business platform and a comprehensive suite of customer-facing applications for marketing, sales and service communications. This allows e-businesses to work with one vendor for their complete e-business customer communications needs. This acquisition is being accounted for as a purchase.

About Kana Communications, Inc.
-------------------------------

Kana Communications, Inc. (NASDAQ: KANA) is a leading provider of a comprehensive suite of integrated e-business solutions, delivering a broad range of world-class, web-architected e-business and interaction applications with a modular, flexible, and scalable platform for both Internet and Global 2000 companies. Kana develops both customer facing and enterprise facing solutions across multiple communications channels enabling e-businesses to compete and succeed in today's customer-driven economy. Kana is headquartered in Redwood City, California. For more information about the company, please visit Kana's Web site at http://www.kana.com.
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                                     ###

Kana Communications, Kana and the Kana logo are trademarks of Kana Communications, Inc. All other company and product names may be trademarks of their respective owners.

Cautionary Note Regarding Forward-looking Statements Under the Private
Securities Litigation Reform Act of 1995: Information in this release that involves Kana's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Kana's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to Kana as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ
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materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to the successful integration of Silknet, competition, increased competition due to Kana's expanded product offering, risks associated with the evolving and varying demand for customer communication software, our ability to expand our operations, the successful integration BEI and NetDialog, acceptance of email and the Internet as a communications medium, litigation over property rights, and general economic factors. These and other factors are risks associated with our business that may affect our operating results are discussed in the Company's filings with the Securities and Exchange Commission ("SEC") including our registration statement on Form S-1 declared effective on September 21, 1999, and our registration statement on Form S-4 declared effective on March 22, 2000.

For more information contact:
Jason Cigarran
Kana Communications, Inc.
(650) 298-9282 x8873
jcigarran@kana.com
------------------

Monica Wik
Blanc and Otus
(650) 404-0900 ext. 330
mwik@blancandotus.com
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INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER
MERGER-RELATED DOCUMENTS FILED WITH THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain free copies of these documents through the SEC's website at http://www.sec.gov. Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attn: Investor Relations, telephone: (650) 298-9282, or Silknet Software, Inc., 50 Phillippe Cote Street, Manchester, NH 03101,
(603) 625-0070 attn:  Investor Relations.